March 14th, 2008

By EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC 20549

Re: Rancho Santa Monica Developments Inc.. (the “Company”) - March 3rd, 2008 SEC Letter

Dear Mr. Woody,

We are pleased to provide you with the Company’s response to your comments outlined in your letter of March 3rd, 2008.

SEC Point 1.

FORM 10-KSB for the fiscal year ended November 30th, 2006

Financial Statements

Balance Sheets, page F-4

SEC Comments:

We note your response to our prior comment one and your attached revised financial statements. We note you continue to list your note payable outside of your current liabilities as of November 30, 2005. As disclosed on page F-10, this note payable was due on November 29, 2006. Please revise your financial statements to reclassify this amount to current liabilities as of November 30, 2005.

Company’s Response:

The balance sheet as of November 30, 2005 has been revised to reclassify the note payable as a current liability.

SEC Point 2.

Statements of Operations, page F-5

SEC Comments:

We note your response to our prior comment nine and your attached revised financial statements. Please tell us the nature of the transaction that resulted in the currency translation adjustment to be recorded as other comprehensive income. Within your response, reference any authoritative accounting literature relied upon.

Company’s Response:

The Company follows the provisions of FAS-52 in accounting for its foreign business transactions and foreign operations. The foreign currency translation adjustment recorded in the financial statements as of November 30, 2006 was the result of the conversion of the financial statements of the Company’s Mexican operations into US dollars. It was not the result of any transaction. FAS-52 requires that gains and losses on the translation of foreign currency financial statements not be recognized in current net income but as a separate component of stockholders’ equity. This amount is unrelated to any gains or losses from foreign currency transactions which the Company recognizes in current operations.

SEC Point 3.

Form 10-QSB for the quarterly period ended August 31, 2007

Financial Statements

Balance Sheets

SEC Comments:

We note your response to our prior comment two and your attached revised financial statements. Per review of the Statements of Cash Flows for the fiscal year ended November 30, 2007 in the Form 10-KSB filed February 27, 2008, it appears you refunded the stock subscriptions payable of $68,043 during the three months ended November 30, 2007. Please tell us the nature of the transaction that resulted in this cash outflow. Within your response, tell us how you accounted for this item as of August 31, 2007 and during the three months ended November 30, 2007. Within your response, reference the authoritative accounting literature relied upon.

Company’s Response:

The conclusion that we refunded the stock subscriptions payable of $68,043 was inaccurate. We issued the shares due to the subscribers during that period satisfying the liability. The Statement of Cash Flows has been revised to clarify the share issuance.

SEC Point 4

Statements of Cash Flows

SEC Comments:

We note your response to our prior comment five and your attached revised financial statements. Please revise your interim period cash flows from financing activities for consistency with the activity on the Statement of Stockholders’ Equity.

Company’s Response:

As explained in the response to comment 3, we have revised the Statement of Cash Flows so that it is consistent with the Statement of Stockholders’ Equity.

SEC Point 5

Notes to Financial Statements

SEC Comments:

We note your attached revised financial statements for the three months and nine months ended August 31, 2007. Please tell us how you have complied with paragraph 26 of SFAS 154, or tell us why you believe it was not necessary to include this disclosure.

Company’s Response:

We have added the disclosure required under paragraph 26 of SFS 154 to the Notes to the Financial Statements for the three months and nine months ended August 31, 2007.

SEC Point 6

General

SEC Comments:

Please tell us whether management intends to file an Item 4.02 Form 8-K. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management’s basis for their conclusion.

Company’s Response:

Management intends to file an Item 4.02 Form 8-K within 4 days of filing its restated financial statements on EDGAR as required under SEC rules.

SEC Point 7

SEC Comments:

Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of November 30th, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements. To the extent you have determined that your disclosure controls and procedures were effective as of November 30, 2006 even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclose this in your amended filing.

Company’s Response:

Management has reconsidered the effectiveness of our disclosure controls and procedures and will address this reconsideration and the related conclusions in the filings that contain our restated financial statements. In particular, and under Item 8A for our 10KSB ending November 30th, 2006, we intend to state that:

“Evaluation Of Disclosure Controls And Procedures

After further review of our disclosure controls and procedures, management has determined that our controls and procedures were not effective as of the end of the period covered by this report. With this amended report, management is restating our financial statements for the period ending on this report to comply with Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal quarter, management has determined that our internal controls over financial reporting must be elaborate and reviewed more carefully prior to management filing its financial statements with the SEC. “

SEC Point 8

SEC Comments:

Please tell us whether your auditors intend to update their audit opinion to discuss the restatement.

Company’s Response:

Our auditor has provided us the restated report and a consent for the 11/30/06 financials.

***

We look forward to receiving any further comments shortly.

Yours truly,

Graham Alexander
President